

December 16, 2021

McDavid Stilwell
Chief Financial Officer
Coherus BioSciences, Inc.
333 Twin Dolphin Drive , Suite 600
Redwood City , California 94065

> **Re: Coherus BioSciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **Form 8-K furnished November 8, 2021**
> **File No. 001-36721**

Dear Mr. Stilwell:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K furnished November 8, 2021

Exhibit 99.1
Non-GAAP Financial Measures, page 7

1. Your presentation of Non-GAAP net (loss) income includes an adjustment for upfront and milestone based license fees. Please tell us how you determined that these fees do not represent normal, recurring, cash operating expenses necessary to operate your business. In this regard, we note that the related licensing transactions are accounted for as asset acquisitions. However, as a license to certain product candidates appears to be the only asset acquired and as the development of these product candidates is an integral part of your business, it is unclear how this adjustment would not violate Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences